May 19, 2017

Via EDGAR

Mr. Stephen Krikorian
Ms. Amanda Kim
Mr. Bernard Nolan
Mr. Mitchell Austin
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omnicell, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 8-K
Filed May 4, 2017
File No. 000-33043

Ladies and Gentlemen:

On behalf of Omnicell, Inc. (the “Company”), set forth below are the Company’s responses to the comment letter dated May 11, 2017 (the “Comment Letter”) received from the Staff of the Commission (the “Staff”) with respect to the above-referenced Form 10-K for Fiscal Year Ended December 31, 2016 filed with the Securities and Exchange Commission on February 28, 2017, and Form 8-K for the quarterly period ended March 31, 2017 filed with the Securities and Exchange Commission on May 4, 2017. For your convenience, the Company has reproduced the comments from the Staff in italics below in the order provided, followed by the Company’s corresponding response.

Comment 1: Business Sales and Distribution, page 18

You disclose that no customer accounted for greater than 10% of your revenues in fiscal years 2014 to 2016. It appears, however, that your revenue concentration may be higher in light of the group purchasing organizations through which your customers purchase your products. Please tell us the percentage of your revenues that was attributable to any GPO that accounted for 10% or more of your revenues for the above periods and, in future filings, provide disclosure of this revenue concentration to the extent material. Consider Item 101(c)(1)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has ongoing relationships with approximately twenty Group Purchasing Organizations (“GPOs”). These GPOs function only as purchasing agents on behalf of the Company’s customers. The Company’s customers consist of hospitals, pharmacies and other healthcare providers, as well as government entities and agencies and the Company's performance obligations and collection of accounts receivables is directly with the customer, not with the GPO. While the Company has entered into individual contractual arrangements with GPOs under which an administration fee is paid, the vast majority of the end-user customers (e.g. hospitals, pharmacies, etc.) negotiate a purchase agreement directly with the Company. The following summarizes the key features of these arrangements:

•	End-user customers can be a member of multiple GPOs and are not limited to a selection of one particular group;

•
End-user customers have the ability to contact the Company directly, enter into a multi-year, sole source agreement and, as a result of their commitment, negotiate better pricing than GPO pricing. It has been our experience that in nearly every instance, the end-user customers contact the Company and negotiate directly with the Company, regardless of whether they are members of any GPO group; and

•	The Company’s performance obligation and collection of accounts receivables is directly with the end-user customer, not the GPO.

For the years ended December 31, 2014, 2015, and 2016 total sales to customers who were members of any GPO accounted for 71%, 66%, and 65% of total annual sales, respectively. During 2014, there were 3 GPOs which accounted for more than 10% of the Company’s total consolidated annual sales. Specifically, revenue from GPO A, GPO B and GPO C accounted for 10%, 14%, and 28% of total revenue, respectively. During 2015 and 2016, there were 2 GPOs which accounted for more than 10% of the Company’s total consolidated annual sales. Specifically, 2015 revenue from GPO B and GPO C accounted for 13% and 22% of total revenue, respectively. During 2016 revenue from GPO B and GPO C accounted for 13% and 24% of total revenue, respectively. There were no individual third-party customers which are members of any GPOs whose sales represented 10% or more of the Company’s total consolidated annual revenue.

The Company respectfully acknowledges the Staff’s comment, and will enhance our disclosures around concentration of risk by including the following additional disclosure in the Business Sales and Distribution section prospectively in future Annual Reports on Form 10K to be filed with SEC:

“... During our fiscal year ended December __, __, sales to our ten largest customers, including revenue from contracts that used group purchasing organizations (“GPOs”) as an agent accounted for approximately ____% of our total consolidated revenues. At December __, ___, trade accounts receivable from our ten largest customers were approximately ___% of total trade accounts receivable. We also have agreements with GPOs, each of which functions as a purchasing agent on behalf of member hospitals, pharmacies and other healthcare providers, as well as with government entities and agencies. The accounts receivable balances are with individual members of the GPOs, and therefore no significant concentration of credit risk exists.”
Comment 2: Form 8-K filed May 4, 2017

We note that you omit the most directly comparable GAAP measures and quantitative reconciliation with respect to your forward-looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company acknowledges the Staff’s comment and will comply with Item 10(e)(1)(i)(A) of Regulation S-K and provide a reconciliation to the comparable GAAP guidance. If a reconciliation cannot be provided without unreasonable effort, we will identify the information that is not available without unreasonable effort, and disclose its probable significance.

In addition, the Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing.

Please do not hesitate to call me at (650) 251-6180 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Peter J. Kuipers
_____________________________________________________
Peter J. Kuipers, Executive Vice President and Chief Financial Officer

cc: Dan S. Johnston - Omnicell, Inc.
Sally Kay - Cooley LLP
Mark Farley - Deloitte & Touche LLP